July 16, 2019

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Andri Carpenter
Bonnie Baynes

FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Re:	Denali Therapeutics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 12, 2019
File No. 001-38311

Ladies and Gentlemen:

On behalf of our client, Denali Therapeutics Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated July 2, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Form 10-K for the fiscal year ended December 31, 2018 as filed by the Company on March 12, 2019 (the “Form 10-K”). In this letter, we have repeated the comments by the Staff contained in the Comment Letter in bold italics and have followed each comment with the Company’s response in ordinary type.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has

Denali Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 16, 2019

sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 493-9300 rather than rely on the U.S. mail for such notice.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements

6. Collaboration Agreements

Sanofi, page 156

1.

Of the $600 million of clinical and regulatory milestones and $495 million of clinical, regulatory and sales/commercial milestones for CNS product and peripheral product, respectively, you may receive, please tell us the amounts for each product disaggregated by clinical, regulatory and sales/commercial milestones and further disaggregated, as applicable, by indication and geographic area.

Response: The following tables outline the amounts of the clinical and regulatory milestones included in the Sanofi Collaboration Agreement with respect to the CNS products, broken down, as applicable, by indication and geographic area:

MILESTONE DESCRIPTION	MILESTONE AMOUNT
[*]

The following tables outline the amounts of clinical and regulatory milestones included in the Sanofi Collaboration Agreement with respect to peripheral products, broken down, as applicable, by indication and geographic area:

MILESTONE DESCRIPTION	MILESTONE AMOUNT
[*]

Denali Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 16, 2019

Takeda, page 158

2.	Refer to the two Takeda agreements entered into in January 2018 to jointly develop and commercialize biologic products for the treatment of neurodegenerative disorders. Please tell us:

•	Of the $707.5 million milestones you may receive, the amounts disaggregated by clinical and regulatory milestones and further disaggregated, if applicable, by indication and geographic area.

•	The following regarding your accounting under ASC 606:

o	The amounts and their nature comprising the transaction price.

o	The amount of revenue recognized in 2018 for each satisfied or partially satisfied performance obligation.

Response: The following table outlines the amounts of the clinical and regulatory milestones included in the Takeda Collaboration Agreement:

MILESTONE DESCRIPTION	MILESTONE AMOUNT
[*]

As noted on page 160 of the Form 10-K, the transaction price at inception of the Takeda Collaboration Agreement in February 2018 included fixed consideration consisting of the upfront fee of $40.0 million, the $15.6 million premium on the sale of the Company’s common stock, and the first preclinical milestone payment of $5.0 million. It also included variable consideration of $26.0 million relating to future preclinical milestones that were not constrained. The amount of variable consideration was estimated using the most likely amount method. The remaining $44.0 million of preclinical milestones were considered constrained at the inception of the Takeda Collaboration Agreement since the Company could not conclude it is probable that a significant reversal in the amount recognized will not occur.

There was no change to the transaction price during the year ended December 31, 2018. Preclinical milestones in the aggregate of $10.0 million were met prior to December 31, 2018, such that as of December 31, 2018, $16.0 million of the transaction price represented future preclinical milestones that were not constrained.

The Company identified three performance obligations related to the Takeda Collaboration Agreement: the combined license, the development options, and JSC participation together with the research services for each of Denali’s ATV:BACE1/Tau program, ATV:TREM2 program, and a third identified discovery stage program. $5.7 million of revenue was recorded during the year ended

Denali Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 16, 2019

December 31, 2018 related to the Takeda Collaboration Agreement, consisting of $[*] related to the ATV:BACE1/Tau program, $[*] related to the ATV:TREM2 program, and $[*] related to the third identified discovery stage program. All three performance obligations were partially satisfied as of December 31, 2018.

* * * * *

Denali Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 16, 2019

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (650) 493-9300 or tjeffries@wsgr.com.

Respectfully submitted,

/s/ Tony Jeffries
Tony Jeffries
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Ryan J. Watts, Denali Therapeutics Inc.

Steve E. Krognes, Denali Therapeutics Inc.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Surita Jolly, Ernst & Young LLP

Denali Therapeutics Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.